SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the plan year ended December 31, 2008
or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ___to ___
Commission file number 1-12084
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
AMENDED AND RESTATED LIBBEY INC. RETIREMENT SAVINGS PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
LIBBEY INC.
300 Madison Ave.
Toledo, Ohio 43604

REQUIRED INFORMATION
Financial Statements and Exhibits as follows:
1.	Financial statements
•	Report of Independent Registered Public Accounting Firm

•	Statements of Net Assets Available for Benefits as of December 31, 2008, and December 31, 2007

•	Statements of Changes in Net Assets Available for Benefits for years ended December 31, 2008 and December 31, 2007

•	Notes to Financial Statements

•	Supplemental Schedule — H, Line 4i Schedule of Assets (Held at End of Year)
2.	Exhibits
(23)	Consent of Independent Registered Public Accounting Firm
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMENDED AND RESTATED LIBBEY INC. RETIREMENT SAVINGS PLAN

Dated: June 25, 2009		Libbey Inc. Employee Benefits Committee Plan Administrator

	By:	/s/ Timothy T. Paige
Timothy T. Paige
Chairman
Employee Benefits Committee

	By:	/s/ Gregory T. Geswein
Gregory T. Geswein
Vice President and Chief Financial
Officer of Libbey Inc.

Audited Financial Statements and
Supplemental Schedule

Amended and Restated Libbey Inc.
Retirement Savings Plan
Years Ended December 31, 2008 and 2007
With Report of Independent Registered Accounting Firm

Amended and Restated Libbey Inc.
Retirement Savings Plan
Audited Financial Statements and Supplemental Schedule
Years Ended December 31, 2008 and 2007
Contents

Report of Independent Registered Public Accounting Firm	1

Audited Financial Statements

Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Supplemental Schedule

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	13

EX-23

Report of Independent Registered Public Accounting Firm
The Libbey Inc. Employee Benefits Committee
Amended and Restated Libbey Inc. Retirement Savings Plan
We have audited the accompanying statements of net assets available for benefits of the Amended and Restated Libbey Inc. Retirement Savings Plan as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
Toledo, Ohio
June 18, 2009

Amended and Restated Libbey Inc.
Retirement Savings Plan
Statements of Net Assets Available for Benefits

	December 31
	2008	2007

Assets
Investments, at fair value (Note 4)	$49,262,618	$80,300,834
Employer contribution receivable	58,219	—
Participant contribution receivable	151,988	—

Total assets	49,472,825	80,300,834

Liabilities
Other liabilities	—	303

Net assets available for benefits at fair value	49,472,825	80,300,531

Adjustment from fair value to contract value for fully benefit responsive investment contracts (Note 5)	1,191,083	243,850

Net assets available for benefits	$50,663,908	$80,544,381

See accompanying notes.

Amended and Restated Libbey Inc.
Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2008	2007

Additions
Investment income:
Interest and dividends	$193,981	$191,690

Contributions:
Participants	4,162,238	3,889,416
Employer	1,494,375	1,409,319

	5,656,613	5,298,735

Net transfer from Libbey Inc. Supplemental Retirement Plan	40,454	324,584

Total additions	5,891,048	5,815,009

Deductions
Participant withdrawals or benefits paid directly to participants	(7,061,825)	(5,806,683)
Other	(4,917)	(2,596)

Total deductions	(7,066,742)	(5,809,279)

Net (depreciation) appreciation in fair value of investments (Note 4)	(28,704,779)	7,953,965

Net (decrease) increase	(29,880,473)	7,959,695
Net assets available for benefits:
Beginning of year	80,544,381	72,584,686

End of year	$50,663,908	$80,544,381

See accompanying notes.

Amended and Restated Libbey Inc.
Retirement Savings Plan
Notes to Financial Statements
December 31, 2008
1. Description of Plan
General
The Amended and Restated Libbey Inc. Retirement Savings Plan (the Plan) was adopted by Libbey Inc. (the Company) for the benefit of eligible salary and non-union hourly employees. The Plan was Amended and Restated on January 1, 2008.
The Plan is a defined contribution plan which provides eligible employees the opportunity to make pretax and/or after tax contributions, in specific percentages, within guidelines established by the Libbey Inc. Employee Benefits Committee (the Committee). Participant contributions are limited to 50% of their eligible wages and are 100% vested immediately. Contributions may be divided at the participant’s discretion among the various investment options from 1% to 100%, with no limit on the number of options selected. A participant may elect to change the percentage of annual compensation to be contributed and any such changes shall be effective as soon as administratively feasible.
The benefit to which a participant is entitled is the benefit that can be provided from the value of the participant’s account.
The Company contributes to the Plan on behalf of each participant an amount equal to one hundred percent (100%) of the participant’s first one percent (1%) of pretax contributions and fifty percent (50%) of the participant’s pretax contributions from two to six percent (2 — 6%), not to exceed three and a half percent (3.5%) of the participant’s eligible compensation. Company matching contributions are allocated to investments based on the participant’s deferral elections. Company matching contributions are immediately 100% vested. The Plan automatically enrolls newly eligible participants.
Within certain limitations, a participant may also transfer into the Plan a rollover contribution from another qualified plan.
Participants may transfer existing fund balances among the various investment funds daily.
The above information is intended as a general description of the Plan’s operating guidelines. Reference should be made to the Plan document for more specific provisions, including benefit payments.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of Employee Retirement Income Security Act of

Amended and Restated Libbey Inc.
Retirement Savings Plan
Notes to Financial Statements (continued)
1974 (ERISA). Upon termination, the entire interest of each participant’s account is distributed to the participants.
Trusteed Assets
For the years ended December 31, 2008 and 2007, all of the assets of the Plan were held by the Trustee, JP Morgan Chase Bank.
2. Summary of Accounting Policies
Plan Expenses
Substantially all Plan administrative expenses are paid by the Company.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.
New Accounting Standards
In September 2006, the Financial Accounting Standards Board issued Statement on Financial Accounting Standards No. 157 (“SFAS 157”), Fair Value Measurement. This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value, and requires additional disclosures about the use of fair value measurements. The Plan adopted SFAS 157 on January 1, 2008. Refer to note 3 for disclosures provided for fair value measurements of plan investments.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Shares of registered investment companies and common stock are valued based on quoted market prices which represent the net asset value of shares held by the Plan at year-end. Common collective trusts contain investments in equity and bond funds, treasury notes and bond contracts. The fair value of the participation units in common collective trusts are based on quoted redemption values on the last business day of the Plan’s year-end. Participant loans are valued at their outstanding balances, which approximate fair value.
As described in Financial Accounting Standards Board Staff Position (FSP) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-

Amended and Restated Libbey Inc.
Retirement Savings Plan
Notes to Financial Statements (continued)
Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan has entered into fully benefit-responsive synthetic guaranteed investment contracts (synthetic GICs) through the JP Morgan Stable Value Fund. As required by the FSP, the statements of net assets available for benefits present the fair value of the fully benefit-responsive investment contracts and the adjustment from fair value to contract value for fully benefit-responsive investment contracts. The underlying investments of the synthetic GICs are valued at quoted redemption values on the last business day of the Plan’s year-end. The fair value of the wrap contracts for the synthetic GICs is determined using the market approach discounting methodology that incorporates the difference between current market level rates for contract level wrap fees and the wrap fee being charged. The difference is calculated as a dollar value and discounted by the prevailing interpolated swap rate as of period end. The contract value of the fully benefit-responsive investment contracts represents contributions plus earnings, less participant withdrawals and administrative expenses.
Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date.
3. Fair Value Measurements
The Plan adopted SFAS 157 as of January 1, 2008. The adoption of SFAS 157 did not have a material impact on the Plan’s fair value measurements. SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. SFAS 157 establishes a fair value hierarchy, which prioritizes the inputs used in measuring fair value into three broad levels as follows:
•	Level 1 — Quoted prices in active markets for identical assets or liabilities.

•	Level 2 — Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly.

•	Level 3 — Unobservable inputs based on our own assumptions.

Amended and Restated Libbey Inc.
Retirement Savings Plan
Notes to Financial Statements (continued)
Investments measured at Fair Value on a recurring basis
Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2008 (Level 1, 2 and 3 inputs are defined above):

	Fair Value Measurements Using Input Type
	Level 1	Level 2	Level 3	Total

Investments:
Registered investment companies	$36,550,490	$—	$—	$36,550,490
Common stock	1,743,054	—	—	1,743,054
Common / collective trusts	—	9,345,419	—	9,345,419
U.S. Treasuries & wrapped bonds	—	43,707	12,207	55,914
Participant loans	—	—	1,567,741	1,567,741

Total investments measured at fair value	$38,293,544	$9,389,126	$1,579,948	$49,262,618

The Plan’s valuation methodologies used to measure the fair values of investments with registered investment companies and common stock were derived from quoted market prices as all of these equity instruments have active markets. The value for U.S. Treasuries is derived from observable market data. The common collective trusts are not available on an exchange or open market, however, the fair is determined based on the underlying investments (primarily debt and equity securities as well as mortgage backed securities) which are traded on an exchange and active market. The wrapped bonds represent synthetic GICs as discussed in note 2. The fair value of these contracts is calculated by projecting, over the duration of the contract, the difference between replacement cost and actual cost, and discounting back to the measurement date at an appropriate discount rate. For further discussion of the synthetic guaranteed investment contracts, see Note 5. The participant loans, all of which are secured by the account balances of borrowing participants, are included at their carrying values in the statements of net assets available for benefits, which approximated their fair values at December 31, 2008. See note 6 for additional discussion regarding participant loans.
The table below shows a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008:

	Level 3 Assets
	Participant Loans	Wrapped Bonds

Balance as of January 1, 2008	$1,617,827	$—
Net appreciation in fair value of investments	—	12,207
Issuance, repayments and settlements, net	(50,086)	—

Balance as of December 31, 2008	$1,567,741	$12,207

Amended and Restated Libbey Inc.
Retirement Savings Plan
Notes to Financial Statements (continued)
4. Investments
Investments whose fair value represents 5% or more of the fair value of the Plan’s net assets are as follows:

	December 31
	2008	2007

JP Intermediate Bond Fund*	$7,893,448	$8,562,583
Harbor International Fund*	6,523,505	13,611,966
Harbor Bond Fund*	5,467,352	5,173,449
Harbor Capital Appreciation Fund*	3,632,373	6,536,891
Dodge and Cox Stock Fund	3,395,008	6,825,462
AIM Small Cap Growth	2,885,367	4,919,633
JP Morgan 100% US Treasury Money Market*	2,638,575	**
Libbey Common Stock*	**	10,200,596

*	The Fund is sponsored by the Plan Trustee or represents a party in interest.

**	Less than 5% of fair value of Plan’s net assets.
During 2008 and 2007, the Plan’s investments (including investments bought, sold, as well as held during the year) (depreciated) appreciated in fair value as follows:

	December 31
	2008	2007

Registered investment companies	$(17,687,208)	$4,997,943
Common/collective trusts	(320,707)	501,492
Common stock	(10,696,864)	2,454,530

	$(28,704,779)	$7,953,965

5. Synthetic Guaranteed Investment Contracts
The Plan invests in synthetic GICs which are wrap contracts paired with an underlying portfolio of investments owned by the Plan, of high quality, intermediate term fixed income securities. The Plan purchases wrapper contracts from financial services institutions. Synthetic GICs credit a stated interest rate for a specified period of time. Investment gains and losses are amortized over the expected duration through the calculation of the interest rate applicable to the Plan on a prospective basis. Synthetic GICs provide for a variable crediting rate, which typically resets at least quarterly, and the issuer of the wrap contract provides assurance that future adjustments to the crediting rate cannot result in a crediting rate less than zero. The crediting rate is primarily

Amended and Restated Libbey Inc.
Retirement Savings Plan
Notes to Financial Statements (continued)
based on the current yield-to-maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investments over the duration of the covered investments at the time of computation. The crediting rate is most affected by the change in the annual effective yield to maturity of the underlying securities, but is also affected by the difference between the contract value and the market value of the covered investments. This difference is amortized over the duration of the covered investments. Depending on the change in duration from reset period to reset period, the magnitude of the impact to the crediting rate of the contract to market difference is heightened or lessened. The crediting rate can be adjusted periodically and is usually adjusted either monthly or quarterly, but in no event is the crediting rate less than zero percent.
Certain events limit the ability of the Plan to transact at contract value with the insurance company and the financial institution issuer. Such events include (1) amendments to the plan documents (including complete or partial plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the plan sponsor or other plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The plan administrator does not believe that the occurrence of any such events that would limit the Plan’s ability to transact at contract value with participants is probable.
Wrap contracts are evergreen contracts that contain termination provisions. Wrap agreements permit the Fund’s investment manager to terminate upon notice at any time at market value and provide for automatic termination of the wrap contract if the contract value or market value of the contract equals zero. The issuer is not excused from paying the excess contract value when the market value equals zero. Wrap contracts permit the issuer to terminate at market value and provide that the Fund may elect to convert such termination to an amortized election that effectively will immunize the Fund intending to result in contract value equaling market value of the underlying assets by such termination date. If an event of default occurs and is not cured, the non-defaulting party may terminate the contract. The following may cause the Plan to be in default:
•	A breach of material obligation under the contract

•	A material misrepresentation

•	A material amendment to the plan agreement
The issuer may be in default if it breaches a material obligation under the investment contract, makes a material misrepresentation, has a decline in its long-term credit rating below a threshold set forth in the contract, or is acquired or reorganized and the successor issuer does not satisfy

Amended and Restated Libbey Inc.
Retirement Savings Plan
Notes to Financial Statements (continued)
the investment or credit guidelines applicable to issuers. If, in the event of default of an issuer, the Plan were unable to obtain a replacement investment contract, withdrawing participants may experience losses if the value of the Plan’s assets no longer covered by the contract is below contract value. The Plan may seek to add additional issuers over time to diversify the Plan’s exposure to such risk, but there is no assurance the Plan may be able to do so. The combination of the default of an issuer and an inability to obtain a replacement agreement could render the Plan unable to achieve its objective of maintaining a stable contract value. The terms of an investment contract generally provide for settlement of payments only upon termination of the contract or total liquidation of the covered investments. Generally, payments will be made pro rata, based on the percentage of investments covered by each issuer. Contract termination occurs whenever the contract value or market value of the covered investments reaches zero or upon certain events of default. If the contract terminates due to issuer default (other than a default occurring because of a decline in its rating), the issuer will generally be required to pay to the Plan the excess, if any, of contract value over market value on the date of termination. If a synthetic GIC terminates due to a decline in the ratings of the issuer, the issuer may be required to pay to the Plan the cost of acquiring a replacement contract (that is, replacement cost) within the meaning of the contract. If the contract terminates when the market value equals zero, the issuer will pay the excess of contract value over market value to the Plan to the extent necessary for the Plan to satisfy outstanding contract value withdrawal requests. Contract termination also may occur by either party upon election and notice.
As described in note 2, because the synthetic GICs are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the synthetic GICs. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

Average Yields for Synthetic GICs	2008	2007

Based on actual earnings	6.76%	6.74%
Based on interest rate credited to participants	2.64%	5.17%
6. Loan Fund
The Plan permits a participant to borrow a portion of their existing account balance. Loans are made subject to certain conditions and limitations specified in the Plan document and are repaid in semi-monthly, biweekly, or weekly installments, including interest, over periods of between one and ten years. Participant loans are collateralized by their account balances. The rate at which loans bear interest is established at the inception of the borrowing, based on the prime rate then being charged by the Trustee plus 1%. Repayments of loans, including the interest portion thereof, are reinvested on the participant’s behalf in accordance with their current choice of investment options.

Amended and Restated Libbey Inc.
Retirement Savings Plan
Notes to Financial Statements (continued)
7. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service (IRS) dated May 22, 2009, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan sponsor has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.
8. Related-Party Transactions
Certain plan investments are shares of mutual funds managed by the trustee, JP Morgan Chase Bank, and shares of mutual funds managed by the Harbor Capital Advisors, the investment advisors of various defined benefit pension plans of the Company. The investments in mutual funds managed by JP Morgan Chase Bank and Harbor Capital Advisors qualify as party-in-interest transactions. There have been no known prohibited transactions with a party in interest.
9. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
10. Reconciliation Between Financial Statements and Form 5500
The accompanying financial statements present fully benefit responsive contracts at contract value. The Form 5500 requires fully benefit responsive investment contracts to be reported at fair value. Therefore, the adjustment from fair value to contract value for fully benefit responsive investment contracts represents a reconciling item.

Amended and Restated Libbey Inc.
Retirement Savings Plan
Notes to Financial Statements (continued)
A reconciliation of net assets available for benefits per the financial statements to the Form 5500 follows:

	December 31
	2008	2007

Net assets available for benefits per the financial statements	$50,663,908	$80,544,381
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,191,083)	(243,850)

Net assets available for benefits per the Form 5500	$49,472,825	$80,300,531

The following is a reconciliation of net (decrease) increase in assets available for benefits per the financial statements to the Form 5500 follows:

	December 31
	2008	2007

Net (decrease) increase in assets available for benefits per the financial statements	$(29,880,473)	$7,959,695
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(947,231)	(85,819)

Total net (loss) income and transfers of assets per the Form 5500	$(30,827,704)	$7,873,876

11. Subsequent events
The company suspended matching contributions under the Plans for salaried and non-union employees effective March 16, 2009.

Supplemental Schedule

Amended and Restated Libbey Inc. Retirement Savings Plan
EIN #34-1559357 Plan #001
Schedule H, Line 4i — Schedule of Assets
(Held at End of Year)
December 31, 2008

Identity of Issue, Borrower,	Description of Investment, Including Maturity	Current
Lessor, or Similar Party	Date, Par, or Maturity Value Rate of Interest	Value

Registered investment companies:
American Century Investments	452,524 shares of Small Capital Value	$2,430,054
	275,489 shares of Equity Income	1,662,646
*Harbor	163,866 shares of International Fund	6,523,505
	483,836 shares of Bond Fund	5,467,352
	157,110 shares of Capital Appreciation Fund	3,632,373
	356,940 shares of Large Capital Value Fund	2,205,887
AIM	171,442 shares of Small Cap Growth	2,885,367
Dodge & Cox	45,650 shares of Stock Fund	3,395,008
Fidelity	11,983 shares of Freedom 2010	124,143
	70,297 shares of Freedom 2015	601,743
	100,341 shares of Freedom 2020	1,008,430
	94,430 shares of Freedom 2025	777,163
	54,278 shares of Freedom 2030	529,753
	31,255 shares of Freedom 2035	250,979
	21,043 shares of Freedom 2040	117,628
	10,520 shares of Freedom 2045	69,224
	4,698 shares of Freedom 2050	30,347
	16,686 shares of Freedom Income	160,354
American Funds	99,605 shares of Growth Fund of America	2,039,903
*JP Morgan	2,638,575 units, 100% US Treasury Money Market	2,638,575
	56 units of Cash Investment Fund	56
Common collective trusts:
*JP Morgan	Liquidity Fund	277,012
*JP Morgan	Intermediate Bond Fund	7,893,448
Barclay’s	40,572 shares of Equity Index Fund	1,174,959
U.S. Treauries and Wrapped Bonds:
US Treasury	US Treasury Note 4.875% May 31, 2009	12,434
US Treasury	US Treasury Note 4.875% June 30, 2009	12,479
US Treasury	US Treasury Note 2.375% Aug 31, 2010	6,286
US Treasury	US Treasury Note 2.000% Sept 30, 2010	12,508
Aegon	Wrapped Bonds	6,103
State Street	Wrapped Bonds	6,104
Common stock:
*Libbey Inc.	1,394,443 shares of Common Stock	1,743,054
* Participant loans	5% to 10.5%	1,567,741

Total investments		49,262,618

*	Indicates a party in interest to the Plan.